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                                                                    EXHIBIT 99.1

                         INVESTMENT IN OTHER CORPORATION


   1. DETAILS TO COMPANY INVESTED

      - NAME OF COMPANY : KOREAN LINE CORPORATION (KLC)

      - PAID-IN CAPITAL (KRW): 50 BILLION

      - TOTAL NUMBER OF OUTSTANDING SHARES: 10 MILLION SHARES


   2. DETAILS OF ACQUISITION

      - TOTAL VALUE OF SHARES TO BE ACQUIRED: APPROXIMATELY KRW 7.9 BILLION

      - NUMBER OF SHARES TO BE ACQUIRED BY THE INVESTMENT: 217,373 SHARES

      - SHAREHOLDING RATIO AFTER INVESTMENT(%): 2.17%

      - PURPOSE: TO SECURE ECONOMICAL DELIVERY OF RAW MATERIALS

      - METHOD: FROM KLC'S TREASURY SHARES

      * - TOTAL VALUE OF SHARES TO BE ACQUIRED IS BASED ON CLOSING PRICE (KRW 36,300) ON 23 NOVEMBER, 2004.
            (TOTAL VALUE OF SHARES TO BE ACQUIRED IS SUBJECT TO CHANGE.)

          - DATE OF ACQUISITION IS NOT YET DECIDED, HOWEVER, ACQUISITION WILL BE COMPLETED IN 2004.